UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                  SCHEDULE 13D
                                (Rule 13d - 101)
                               (Amendment No. 3)*

                          INFORMATION TO BE INCLUDED IN
                 STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
                  AMENDMENTS THERETO PURSUANT TO RULE 13d-2(a)


           PCS RESEARCH TECHNOLOGY, INC. (f/k/a DirectPlacement, Inc.)
           -----------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $.0001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    25459F109
                                 --------------
                                 (CUSIP Number)


             Alan N. Forman, Esq., Brown Rudnick Berlack Israels LLP
                 120 West 45th Street, New York, New York 10036
      --------------------------------------------------------------------
      (Name, Address and Telephone Number of Persons Authorized to Receive
                          Notices and Communications)


                                  March 9, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

 --------------------                                       -------------------
|CUSIP No. 25459F109 |                                     | Page 2 of 9 Pages |
 --------------------                                       -------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON:           Brian M. Overstreet
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [X]
                                                                     (b)  [ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
                    OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS (2)(d) or (e)                                [ ]


--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION

                    United States and Canada
--------------------------------------------------------------------------------
      NUMBER OF                         7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY                                0
      OWNED BY                         -----------------------------------------
        EACH                            8       SHARED VOTING POWER
     REPORTING
       PERSON                                   13,756,244
        WITH                           -----------------------------------------
                                        9       SOLE DISPOSITIVE POWER

                                                0
                                       -----------------------------------------
                                        10      SHARED DISPOSITIVE POWER

                                                13,756,244
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          13,756,244
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                 [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          59.6%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
                          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

 --------------------                                       -------------------
|CUSIP No. 25459F109 |                                     | Page 3 of 9 Pages |
 --------------------                                       -------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON:           Midori USA Corporation
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [X]
                                                                     (b)  [ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
                    OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS (2)(d) or (e)                                [ ]


--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION

                    Incorporated in the State of Delaware
--------------------------------------------------------------------------------
      NUMBER OF                         7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY                                0
      OWNED BY                         -----------------------------------------
        EACH                            8       SHARED VOTING POWER
     REPORTING
       PERSON                                   3,056,943
        WITH                           -----------------------------------------
                                        9       SOLE DISPOSITIVE POWER

                                                0
                                       -----------------------------------------
                                        10      SHARED DISPOSITIVE POWER

                                                3,056,943
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          3,056,943
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                 [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          13.2%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
                          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

 --------------------                                       -------------------
|CUSIP No. 25459F109 |                                     | Page 4 of 9 Pages |
 --------------------                                       -------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON:           Kerith L. Overstreet
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [X]
                                                                     (b)  [ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
                    OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS (2)(d) or (e)                                [ ]


--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION

                    United States [please confirm]
--------------------------------------------------------------------------------
      NUMBER OF                         7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY                                0
      OWNED BY                         -----------------------------------------
        EACH                            8       SHARED VOTING POWER
     REPORTING
       PERSON                                   10,034,301
        WITH                           -----------------------------------------
                                        9       SOLE DISPOSITIVE POWER

                                                0
                                       -----------------------------------------
                                        10      SHARED DISPOSITIVE POWER

                                                10,034,301
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          10,034,301
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                 [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          43.5%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
                          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

 --------------------                                       -------------------
|CUSIP No. 25459F109 |                                     | Page 5 of 9 Pages |
 --------------------                                       -------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON:           Overstreet Family Trust
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [X]
                                                                     (b)  [ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
                    OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS (2)(d) or (e)                                [ ]


--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION

                    State of California
--------------------------------------------------------------------------------
      NUMBER OF                         7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY                                0
      OWNED BY                         -----------------------------------------
        EACH                            8       SHARED VOTING POWER
     REPORTING
       PERSON                                   10,034,301
        WITH                           -----------------------------------------
                                        9       SOLE DISPOSITIVE POWER

                                                0
                                       -----------------------------------------
                                        10      SHARED DISPOSITIVE POWER

                                                10,034,301
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          10,034,601
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                 [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          43.5%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
                          OO
--------------------------------------------------------------------------------

Item 1.    Security and Issuer.

         This statement is being filed jointly by Brian M. Overstreet, Midori USA Corporation ("Midori"), Kerith L. Overstreet and the Overstreet Family Trust (the "Overstreet Trust"). The filers of this statement are collectively referred to as the "Group" or "Reporting Persons."

         The Statement on Schedule 13D dated June 11, 2001, Amendment No. 1 dated December 21, 2001 and Amendment No. 2 dated August 15, 2002 (collectively, the "Amended Statement") filed by the Reporting Persons with respect to the common stock, $.0001 par value per share ("Common Stock"), of PCS Research Technology, Inc., a Delaware corporation (the "Issuer") is hereby amended. The Issuer's principal executive offices are presently located at 3655 Nobel Drive, Suite 540, San Diego, California 92122.

         The purpose of this Amendment No. 3 is to report that on March 9, 2004, Mr. Overstreet transferred 10,034,301 shares of Common Stock that he beneficially owned to the Overstreet Trust, in which he and his wife, Kerith L. Overstreet, act as co-trustees. Accordingly, the Overstreet Trust and Kerith L. Overstreet, co-trustee of the Overstreet Trust, are each joining as Reporting Persons to this Amendment No. 3.

         Each reporting person is responsible for the completeness and accuracy of only that information concerning such reporting person contained herein, or in any subsequent amendment, and is not responsible for the completeness or accuracy of any information concerning the other reporting person. Neither reporting person knows or has reason to believe that any information concerning the other reporting person contained herein is inaccurate, and the execution of any subsequent amendment by each reporting person shall constitute a representation by such reporting person that it or he neither knows nor has reason to believe that any information concerning the other reporting person contained in such amendment is inaccurate at the time of such execution. Each reporting person hereby disclaims any responsibility for (i) the filing of any reports or information required under Section 13(d) of the Exchange Act and Regulation 13D-G promulgated thereunder relating to the other reporting person or (ii) the timeliness of any such filing.

         Except as set forth herein, there has been no material change in the facts set forth in the Amended Statement with respect to either reporting person. Items and sub-items not expressly addressed herein are inapplicable with respect to the reporting persons, or the responses to them with respect to the reporting persons either are negative or have not changed from those of the Amended Statement.

Item 2.    Identity and Background.

         (a)   This statement is filed by (i) Brian M. Overstreet, (ii) Midori
(iii) Kerith L. Overstreet and (iv) the Overstreet Trust.

         (b) The business address of Brian M. Overstreet is 3655 Nobel Drive, Suite 540, San Diego, California 92122.
               The business address of Midori is c/o PCS Research Technology, Inc., 3655 Nobel Drive, Suite 540, San Diego, California 92122. The business address of Kerith L. Overstreet is c/o Brian M. Overstreet, 3655 Nobel Drive, Suite 540, San Diego, California 92122.
               The business address of the Overstreet Trust is c/o PCS Research Technology, Inc., 3655 Nobel Drive, Suite 540, San Diego, California 92122.

         (c) Mr. Brian Overstreet is a member of the Board of Directors and President and Chief Executive Officer of the Issuer. The Issuer (and its subsidiaries) is a financial technology company and a leading provider of independent research to institutional investors. The Issuer is located at the address set forth in 2(b) above. Midori is a Delaware corporation that holds securities of the Issuer. Midori is located at the address set forth in 2(b) above. Mrs. Kerith Overstreet is the wife of Brian Overstreet and is located at the address set forth in 2(b) above. The Overstreet Trust is a family trust organized under the laws of the State of California, administered by Brian Overstreet and Kerith Overstreet as co-trustees. The business address of the Overstreet Trust is set forth in 2(b) above.

         (d) No member of the Group has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) No member of the Group has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such member of the Group being subject to a judgment, decree or a final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Mr. Overstreet is a citizen of the United States and Canada. Midori is incorporated in the State of Delaware.
                  Mrs. Overstreet is a citizen of the Unites States.
                  The Overstreet Trust is organized under the State of California.

Item 3.    Source and Amount of Funds or Other Consideration.

         On March 9, 2004, Mr. Overstreet transferred 10,034,301 shares of Common Stock that he beneficially owned to the Overstreet Trust for no consideration. See Item 4 below.

Item 4.    Purpose of Transaction.

         The transfer of the shares of Common Stock by Mr. Overstreet to the Overstreet Trust was for estate planning purposes. The Reporting Persons do not have any definite plans or proposals which would relate to or result in any of the events enumerated in items (a) through (j )of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

         Mr. Overstreet beneficially owns 13,756,244 shares of the Issuer's Common Stock, including (i) 3,056,943 shares of Common Stock beneficially owned by Midori, (ii) 10,034,301 shares of Common Stock beneficially owned by the Overstreet Trust and (iii) 665,000 shares of Common Stock beneficially owned by a charitable remainder trust (the "Charitable Trust"). Based upon 23,075,336 shares of Common Stock outstanding as of March 10, 2004, Mr. Overstreet beneficially owns 59.6% of the shares of Common Stock outstanding as of such date. Mr. Overstreet does not have sole voting power or dispositive power with respect to any shares of Issuer's Common Stock. Mr. Overstreet has shared voting power with respect to 13,756,244, including: (i) 3,056,943 shares of Common Stock beneficially owned by Midori with respect to which Mr. Overstreet is a Managing Director and sole signatory; (ii) 10,034,301 shares of Common Stock beneficially owned by the Overstreet Trust with respect to which Mr. Overstreet and Mrs. Overstreet each act as co-trustees and (iii) 665,000 shares of Common Stock beneficially owned by the Charitable Trust with respect to which Mr. Overstreet acts as sole trustee. Mr. Overstreet has shared dispositive power with respect to 3,056,943 shares of Common Stock owned by Midori, 10,034,301 shares of Common Stock owned by the Overstreet Family Trust and 665,000 Shares of Common Stock owned by the Charitable Trust. Midori is a wholly owned subsidiary of Midori Securities Corporation, a Turks & Caicos corporation, which in turn, is wholly owned by the Greencastle Trust, a Bermuda based trust established in 1995 and administered in Zurich, Switzerland by Swisspartners Investment Network (the "Swisspartners Trust"). Mr. Overstreet is the sole protector of the Swisspartners Trust and is authorized to appoint and remove the trustees of the Swisspartners Trust.

         Midori beneficially owns 3,056,943 shares of the Issuer's Common Stock, or 13.2% of the shares of Common Stock outstanding as of March 10, 2004. Midori does not have sole voting power or sole dispositive power with respect to shares of Common Stock beneficially owned by it. Midori shares the voting power and the dispositive power with respect to 3,056,943 shares of Common Stock with Mr. Overstreet.

         Kerith L. Overstreet beneficially owns 10,034,301 shares of the Issuer's Common Stock, or 43.5% of the shares of Common Stock outstanding as of March 10, 2004. Mrs. Overstreet does not have sole voting power or sole dispositive power with respect to shares of Common Stock beneficially owned by it. Mrs. Overstreet shares the voting power and the dispositive power with respect to 10,034,301 shares of Common Stock with the Overstreet Trust and Mr. Overstreet, as co-trustee of the Overstreet Trust.

         The Overstreet Trust beneficially owns 10,034,301 shares of the Issuer's Common Stock, or 43.5% of the shares of Common Stock outstanding as of March 10, 2004. The Overstreet Trust does not have sole voting power or sole dispositive power with respect to shares of Common Stock beneficially owned by it. The Overstreet Trust shares the voting power and the dispositive power with respect to 10,034,301 shares of Common Stock with each Mr. Brian Overstreet and Mrs. Kerith Overstreet, as co-trustees of the Overstreet Trust.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There has been no change from Amendment No. 2.

Item 7.    Material to be Filed as Exhibits.

         Exhibit A. Joint Filing Agreement, dated March 14, 2004, among Brian M. Overstreet, Midori USA Corporation, Kerith L. Overstreet and the Overstreet Family Trust.

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    March 14, 2004
    --------------
        (Date)


                                        /s/ BRIAN M. OVERSTREET
                                        ------------------------------------
                                        Brian M. Overstreet



                                        MIDORI USA CORPORATION



                                        By: /s/ BRIAN M. OVERSTREET
                                            ------------------------------------
                                            Name:   Brian M. Overstreet
                                            Title:  Managing Director


                                        /s/ KERITH L. OVERSTREET
                                        ------------------------------------
                                        Kerith L. Overstreet


                                        OVERSTREET FAMILY TRUST



                                        By: /s/ BRIAN M. OVERSTREET
                                            ------------------------------------
                                            Name:  Brian M. Overstreet
                                            Title: Co-Trustee


                                        By: /s/ KERITH L. OVERSTREET
                                            ------------------------------------
                                            Name:  Kerith L. Overstreet
                                            Title: Co-Trustee

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         In accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned parties hereby agree that this Amendment No. 3 of even date herewith to the Statement on
Schedule 13D filed herewith (as previously amended) with respect to PCS Research Technology, Inc., executed by the undersigned parties is, and that any further amendments thereto executed by the undersigned parties shall be, filed on behalf of each such party.

March 14, 2004

                                        /s/ BRIAN M. OVERSTREET
                                        ------------------------------------
                                        Brian M. Overstreet



                                        MIDORI USA CORPORATION



                                        By: /s/ BRIAN M. OVERSTREET
                                            ------------------------------------
                                            Name:  Brian M. Overstreet
                                            Title: Managing Director


                                        /s/ KERITH L. OVERSTREET
                                        ------------------------------------
                                        Kerith L. Overstreet


                                        OVERSTREET FAMILY TRUST



                                        By: /s/ BRIAN M. OVERSTREET
                                            ------------------------------------
                                            Name:  Brian M. Overstreet
                                            Title: Co-Trustee


                                        By: /s/ KERITH L. OVERSTREET
                                            ------------------------------------
                                            Name:  Kerith L. Overstreet
                                            Title: Co-Trustee